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                                                                    Exhibit H(5)


                          SCHEDULE DATED APRIL 28, 2006
                         TO THE ADMINISTRATION AGREEMENT
                             DATED JANUARY 27, 1995
                           BETWEEN BISHOP STREET FUNDS
                                       AND
                      SEI INVESTMENTS GLOBAL FUNDS SERVICES
                (FORMERLY, SEI FINANCIAL MANAGEMENT CORPORATION)


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Bishop Street High Grade Income Fund, Bishop Street Hawaii Municipal Bond Fund, Bishop Street Large Cap Growth Fund, Bishop Street Money Market Fund, Bishop Street Treasury Money Market Fund, Bishop Street Strategic Growth Fund, and Bishop Street Large Cap Core Equity Fund (the "Funds") at an annual rate of .20% of the average daily net assets of the Funds, which is calculated daily and paid monthly.

Term: Pursuant to Article 7, the term of this Agreement shall become effective on January 27, 2003 and shall remain in effect for 5 years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 1 year after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.